Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 10, 2015, relating to the consolidated financial statements of PG&E Corporation and subsidiaries (“the Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to three investigative enforcement proceedings pending with the California Public Utilities Commission that may result in material amounts of penalties), the consolidated financial statement schedules of the Company, and the effectiveness of the Company’s internal control over financial reporting for the year ended December 31, 2014 appearing in the Annual Report on Form 10-K of PG&E Corporation for the year ended December 31, 2014.

/s/ DELOITTE & TOUCHE LLP

August 18, 2015
San Francisco, California